SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7 )1

LiveWire Mobile, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
53837P102
(CUSIP Number)
Lloyd I. Miller, III,
4550 Gordon Drive,
Naples,
Florida, 34102
(Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 23, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53837P102	13D/A7	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,468,509

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,765,313

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,468,509

WITH	10	SHARED DISPOSITIVE POWER

		5,765,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,233,822

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.1%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO

     This constitutes Amendment No. 7 to the statement on Schedule 13D (this “Amendment No. 7”), filed on behalf of Lloyd I. Miller, III (“Miller” or “Reporting Person”), dated October 21, 2008 (the “Statement”), relating to the common stock (the “Shares”) of LiveWire Mobile, Inc. (f/k/a NMS Communications Corporation) (the “Company”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Miller is the investment advisor to the trustee of Trust A-4, Trust C and Trust D (the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts, one of which is Trust A-4. All of the Shares held by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares held by Trust A-4 was $2,004,514.07. All of the Shares held by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares held by Trust C was $33,659.80. All of the Shares held by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares held by Trust D was $2,655.63.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II, dated December 11, 1996. All of the Shares held by Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares held by Milfam II was $1,311,440.01.
     Miller has shared investment and dispositive power with the Client (as defined below) over Shares held by a custody account (the “July 2008 Account”), which account was created pursuant to that certain Custody Agreement and related Letter of Direction to Custodian, each between PNC Bank, National Association, as custodian, and its client named therein (the “Client”), and each dated July 28, 2008. All of the Shares held by the July 2008 Account were purchased with funds generated and held by the July 2008 Account. The aggregate purchase price for the Shares held by the July 2008 Account was $26,186.81.
     Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Miller. The purchase price for the Shares held by the IRA was $4,534.78.
     All of the Shares held by Miller on his own behalf were purchased with personal funds generated and held by Miller. The purchase price for the Shares held by Miller on his own behalf was $561.00.

Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     This Amendment No. 7 is being filed to report that, on July 23, 2009, the Reporting Person and Karen Singer (“Ms. Singer”) jointly sent a letter (the “Letter”) to the Company expressing their concerns about the Company’s strategic direction and governance practices of the Company’s Board of Directors (the “Board”) and members of management (“Management”) and requesting a meeting to discuss such concerns. Specifically, the Letter reflected the Reporting Person’s and Ms. Singer’s shared belief that a recent stock option grant to Management that was approved by the Board reflects a strike price that is less than the per share value of the Company’s cash position. While the Reporting Person and Ms. Singer share a common belief with respect to the performance of the Board and Management and the fact that changes must be implemented to maximize shareholder value, they do not have an agreement with respect to acquiring, holding, voting or disposing of Shares, and the Reporting Person makes independent investment decisions with respect to such matters.
     A copy of the Letter is attached hereto as Exhibit 99.1.
     Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     By virtue of the shared concerns expressed in the Letter, the Reporting Person and Ms. Singer may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each member may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. As of July 23, 2009, the Reporting Person and Ms. Singer may be deemed to beneficially own in the aggregate 18,755,334 Shares (which represents approximately 40.8% of the outstanding Shares). Ms. Singer, whose principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626, beneficially owns and has sole dispositive and voting power with respect to 9,521,512 of such Shares as the trustee of Singer Children’s Management Trust (the “Trust”). Ms. Singer is a citizen of the United States and her principal occupation is investing assets held in the Trust.
     The Reporting Person expressly disclaims being in a “group” within the meaning of Rule 13d-5(b) under the Exchange Act with Ms. Singer. The Reporting Person further disclaims beneficial ownership of Shares that are beneficially owned by Ms. Singer.

     (a) The Reporting Person may be deemed to beneficially own 9,233,822 Shares (approximately 20.1% of the total number of outstanding Shares, based on 45,947,452 Shares outstanding as reported in the Company’s Form 10-Q filed on May 11, 2009). As of the date hereof, 5,330,646 of such beneficially owned Shares are owned of record by Trust A-4, 108,580 of such beneficially owned Shares are owned of record by Trust C, 27,954 of such beneficially owned Shares are owned of record by Trust D, 3,426,872 of such beneficially owned Shares are owned of record by Milfam II, 298,133 of such beneficially owned Shares are owned of record by the July 2008 Account, 37,149 of such beneficially owned Shares are owned of record by the IRA, and 4,488 of such beneficially owned Shares are owned of record by the Reporting Person directly.
     (b) The Reporting Person may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4, Trust C, Trust D and the July 2008 Account. The Reporting Person may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II, the IRA and the Reporting Person directly.
     (c) The following table details the transactions effected by the Reporting Person since the Amendment No. 6.

	Trust A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
July 15, 2009	66,870	$0.146
July 16, 2009	252,859	$0.146
July 20, 2009	35,000	$0.15
     (d) Persons other than the Reporting Person have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 4 of this Schedule 13D/A is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
     Exhibit 99.1 Letter, dated July 23, 2009

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: July 28, 2009

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III